[CPSI Letterhead]
January 10, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen G. Krikorian

Re:	Computer Programs and Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Commission File No.: 0-49796
Dear Mr. Krikorian:
     This letter is being submitted in response to the comment letter dated December 28, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to J. Boyd Douglas, President and Chief Executive Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2005
Notes to Financial Statements
3 — Summary of Significant Accounting Policies
Revenue Recognition, page 49
1.	We note that historically, under the provisions of SOP 97-2, you applied the completed contract method in accordance with SOP 81-1 for the recognition of revenue related to your systems sales. Although the description of your systems revenue on page 28 suggests the application of the completed contract method, your revenue recognition policy description does not address contract accounting. Tell us whether you have recently changed to your revenue recognition policies for your system sales and the reasons for such changes, if any. In addition, describe your consideration of the

Securities and Exchange Commission
January 10, 2007

consensus reached in EITF 03-5 in determining that the revenue recognition for any hardware elements contained in your arrangements is outside of SOP 97-2.

Response: We have consistently applied the revenue recognition guidance under SOP 97-2, as amended by SOP 98-9, since our initial public offering. The initial wording in our revenue recognition disclosures stating that we use the completed contract method was not consistent with our actual accounting policies of recognizing revenue. Accordingly, the disclosures regarding our revenue recognition policies, as set forth in the notes to our financial statements on page 49 of the 2005 Form 10-K, were updated to specifically detail our accounting for system sales. We will revise our description of our revenue recognition policies on page 28 in future filings to be consistent with our revenue recognition policy footnote in the financial statements.

The consensus reached in EITF 03-5 requires the hardware to be considered within the scope of SOP 97-2 if our software is essential to the functionality of the hardware. Our software is not essential to the functionality of the hardware that we sell as this hardware consists of “off the shelf” equipment such as servers, monitors, scanners, PCs and printers. As our software is not essential to the functionality of the hardware, the hardware is not considered software-related and is therefore excluded from the scope of SOP 97-2.

2.	We note your statement on page 5 that you provide all customers with “software enhancements and upgrades typically twice each year” pursuant to your customer support agreements. Your correspondence of April 30, 2002 stated that as part of your General Support Agreement your customers automatically receive all software updates and enhancements on a when-and-if-available basis.” Describe your consideration of whether your commitments under these arrangements continue to be on a when-and-if-available basis. At a minimum your response should address the following:
a.	the specific contractual obligations arising from your customer arrangements with regard to these enhancements;

b.	whether you are obligated to deliver any specific features or functionality as a provision of these arrangements;

c.	whether you are obligated to deliver a certain number of enhancements or upgrades during a specified period, without regard to whether any specific features or functionality is identified? For example, we note that the description of your “Guarantee of Non-Obsolescence” posted on your website indicates that your enhancement program “provides for two ‘major’ software releases each year.” Describe your consideration of whether any such provisions represent customer rights that result in a separate element for purposes of revenue recognition.

Securities and Exchange Commission
January 10, 2007

Response: Purchasers of our software systems do not have a right to receive software upgrades or enhancements unless they enter into a General Support Agreement with us. Our obligations under the General Support Agreement have not changed since our response to the Commission on April 30, 2002. The General Support Agreement contains two provisions relating to our obligation to provide customers with enhancements to existing software. First, the agreement requires that we provide customers with enhancements to the standard system software to include updates to the software as dictated by changes in federal or state regulations or laws that affect the software. Second, the agreement provides that customers will receive all enhancements to the standard system. Accordingly, other than in connection with updates required by changes in federal or state law, we are not contractually obligated under the General Support Agreement or otherwise to enhance or create updates to our software. We are only obligated to provide software enhancements on a when-and-if-available basis. Historically, we have created and delivered to customers who have signed a General Support Agreement two software releases per year, but this is not a contractual obligation.
We recognize the confusion generated by our statements on page 5 of the 2005 Form 10-K and the comments on our website. We will revise the statements on page 5 in future filings with the Commission, as well as the statements made on our website, to more accurately reflect our contractual obligations as described above.
     In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 10, 2007

     If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4012. Thank you very much for your attention to this matter.
Very truly yours,
/s/ M. Stephen Walker
M. Stephen Walker
Vice President — Finance and
Chief Financial Officer

cc:	Tamara Tangen J. Boyd Douglas Gregory S. Curran, Esq. Timothy W. Gregg, Esq.